Filed by Cornerstone Realty Income Trust, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Cornerstone Realty Income Trust, Inc.

Commission File No. 1-12875

Cornerstone Realty Income Trust, Inc.

306 East Main Street	Richmond, Virginia 23219	(804) 643-1761

Contact: Mark M. Murphy
For Immediate Release	(804) 643-1761 x231

CORNERSTONE REALTY INCOME TRUST, INC. PROVIDES UPDATE ON

MERGER-RELATED TAX MATTERS AND FUTURE DIVIDEND PAYMENTS

RICHMOND, Va., January 6, 2005 – Cornerstone Realty Income Trust, Inc. (NYSE:TCR) announced today that it continues to be in the process of resolving certain tax matters previously disclosed in connection with Cornerstone’s entry into a definitive merger agreement with Colonial Properties Trust (NYSE:CLP). Cornerstone currently is pursuing a resolution through an agreement with the Internal Revenue Service, and Cornerstone is hopeful that an agreement can be obtained within a short period of time, but the process could take longer.

As part of the merger agreement with Colonial Properties Trust, Cornerstone has agreed to defer future dividends on its common shares until it has resolved the tax matters. When the tax matters are resolved, Cornerstone plans to resume paying dividends (including deferred dividends, if any) in accordance with its existing dividend policy.

Pursuant to the merger agreement, the record date for each future Cornerstone dividend will be the same as the record date for the corresponding Colonial dividend. However, if Colonial has already paid its dividend for the corresponding quarter before the tax matters are resolved, then Cornerstone may make its record date and pay its dividend without waiting until the next Colonial dividend record date.

It is expected that Colonial will announce that its next dividend will have a record date in late January 2005 and a payment date in early February 2005.

Forward Looking Statements

Certain statements contained herein constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from results expressed or implied by such forward-looking statements. Such factors include, among other things, risks associated with the proposed merger with Colonial Properties Trust, the ability to obtain property financing, unanticipated adverse business developments affecting the company, adverse changes in the real estate markets, and local as well as general economic and competitive factors. There is no assurance that planned events or results, including, among other things, the proposed merger with Colonial Properties Trust, will be achieved. In addition, the timing and level of distributions to common shareholders are within the discretion of the Company’s board of directors and, pursuant to the merger agreement with Colonial Properties Trust, are subject to resolution of certain tax matters. The Company on a regular basis considers what level of distributions to common shareholders is appropriate.

Company Profile

Cornerstone Realty Income Trust, Inc. (NYSE:TCR) is a fully integrated, self-managed and self-advised real estate company that has operated as a real estate investment trust (REIT) since 1993. The company focuses on the ownership and management of multifamily communities in select

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markets in Virginia, North Carolina, South Carolina, Georgia and Texas. Currently Cornerstone owns 87 apartment communities with 22,910 units, a third-party property management business, apartment land under development, and ownership interests in four real estate joint ventures. Cornerstone is headquartered in Richmond, Virginia and its common stock trades on the New York Stock Exchange under the symbol “TCR.” For more information, visit the company’s web site at www.cornerstonereit.com.

Additional Information about the Merger and Where to Find It

Colonial Properties Trust, Cornerstone and Colonial Properties have filed or intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL PROPERTIES ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL PROPERTIES AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cornerstone and Colonial Properties with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial Properties by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Cornerstone, Colonial Properties and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial Properties in connection with the merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial Properties and their ownership of Colonial Properties common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial Properties’ 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial Properties and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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